Exhibit 99.1

COSTAMARE INC.
        Consolidated Balance Sheets
        As of December 31, 2014 and September 30, 2015
        (Expressed in thousands of U.S. dollars)

	December 31, 2014	September 30, 2015
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,089	$134,613
Restricted cash	14,264	8,757
Accounts receivable	2,365	1,590
Inventories (Note 5)	11,565	12,609
Due from related parties (Notes 3 and 9)	4,447	3,834
Fair value of derivatives (Notes 18 and 19)	-	234
Insurance claims receivable	1,759	3,394
Prepaid lease rentals (Note 11)	4,982	4,985
Accrued charter revenue (Note 12)	511	439
Prepayments and other	4,993	6,859
Total current assets	157,975	177,314
FIXED ASSETS, NET:
Capital leased assets (Note 11)	250,547	244,877
Vessels, net (Note 6)	2,098,820	2,030,325
Total fixed assets, net	2,349,367	2,275,202
NON-CURRENT ASSETS:
Investment in affiliates (Note 9)	73,579	100,115
Prepaid lease rentals, non-current (Note 11)	40,811	37,082
Accounts receivable, non-current, net (Note 3)	1,425	1,425
Deferred charges, net (Note 7)	28,675	28,769
Restricted cash	49,818	48,280
Accrued charter revenue, non-current (Note 12)	1,025	690
Other non-current assets (Note 4)	12,065	12,518
Total assets	$2,714,740	$2,681,395
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 10)	$192,951	$185,258
Accounts payable	6,296	6,746
Due to related parties (Note 3)	-	282
Capital lease obligations (Note 11)	13,508	14,280
Accrued liabilities	19,119	19,480
Unearned revenue (Note 12)	12,929	15,767
Fair value of derivatives (Notes 18 and 19)	43,287	35,521
Other current liabilities	2,286	2,006
Total current liabilities	290,376	279,340
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 10)	1,326,990	1,186,507
Capital lease obligations, net of current portion (Note 11)	233,625	222,814
Fair value of derivatives, net of current portion (Notes 18 and 19)	31,653	31,432
Unearned revenue, net of current portion (Note 12)	29,454	27,764
Total non-current liabilities	1,621,722	1,468,517
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	8	8
Additional paid-in capital (Note 14)	858,665	962,500
Retained earnings	103	28,444
Accumulated other comprehensive loss (Notes 18 and 20)	(56,134)	(57,414)
Total stockholders' equity	802,642	933,538
Total liabilities and stockholders' equity	$2,714,740	$2,681,395

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
        Unaudited Consolidated Statements of Income
        For the nine-month periods ended September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

	Nine-month period ended September 30,
	2014	2015

REVENUES:
Voyage revenue	$363,129	$368,102
EXPENSES:
Voyage expenses	(2,590)	(1,902)
Voyage expenses-related parties (Note 3)	(2,724)	(2,757)
Vessels' operating expenses	(90,392)	(88,554)
General and administrative expenses	(3,755)	(2,181)
General and administrative expenses – related parties (Note 3)	(750)	(9,094)
Management fees-related parties (Note 3)	(14,199)	(14,615)
Amortization of dry-docking and special survey costs (Note 7)	(5,576)	(5,434)
Depreciation (Notes 6, 11 and 20)	(78,845)	(76,034)
Amortization of prepaid lease rentals (Note 11)	(2,768)	(3,726)
Gain on sale / disposal of vessels, net (Note 6)	2,543	-
Foreign exchange (losses) / gains, net	(73)	15
Operating income	164,000	163,820
OTHER INCOME / (EXPENSES):
Interest income	531	1,053
Interest and finance costs (Note 16)	(75,601)	(71,387)
Swaps breakage costs (Note 18)	(10,192)	-
Equity (loss) / gain on investments (Note 9)	(2,237)	38
Other, net	2,843	404
Gain on derivative instruments, net (Note 18)	4,943	11,508
Total other expenses	(79,713)	(58,384)
Net Income	$84,287	$105,436
Earnings allocated to Preferred Stock (Note 15)	(8,831)	(12,637)
Net income available to Common Stockholders	75,456	92,799
Earnings per common share, basic and diluted (Note 15)	$1.01	$1.24
Weighted average number of shares, basic and diluted	74,800,000	74,952,340

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
        Unaudited Consolidated Statements of Comprehensive Income
        For the nine-month periods ended September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars)

	September 30,
	2014	2015

Net income for the period	$84,287	$105,436
Other comprehensive income / (loss)
Unrealized gain / (loss) on cash flow hedges, net (Notes 18 and 20)	27,649	(1,357)
Net settlements on interest rate swaps qualifying for cash flow hedge (Notes 10 and 20)	(489)	-
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Note 20)	77	77
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals (Note 11)	6,604	-
Other comprehensive income / (loss) for the period	$33,841	$(1,280)
Total comprehensive income for the period	$118,128	$104,156

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
        Unaudited Consolidated Statements of Stockholders' Equity
        For the nine-month periods ended September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock
									Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings / (Accumulated Deficit)

												Total
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value
BALANCE, January 1, 2014	-	$-	-	$-	2,000,000	$-	74,800,000	$8	$762,142	$(85,154)	$(20,047)	$656,949
- Net income	-	-	-	-	-	-	-	-	-	-	84,287	84,287
- Preferred stock Series C issuance	-	-	4,000,000	-	-	-	-	-	96,850	-	-	96,850
- Preferred stock Series C expenses	-	-	-	-	-	-	-	-	(327)	-	-	(327)
- Dividends -Common stock	-	-	-	-	-	-	-	-	-	-	(62,084)	(62,084)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	-	-	(8,831)	(8,831)
- Other comprehensive income	-	-	-	-	-	-	-	-	-	33,841	-	33,841
BALANCE, September 30, 2014	-	$-	4,000,000	$-	2,000,000	$-	74,800,000	$8	$858,665	$(51,313)	$(6,675)	$800,685

BALANCE, January 1, 2015	-	$-	4,000,000	$-	2,000,000	$-	74,800,000	$8	$858,665	$(56,134)	$103	$802,642
- Net income	-	-	-	-	-	-	-	-	-	-	105,436	105,436
- Preferred stock Series D issuance	4,000,000	-	-	-	-	-	-	-	96,850	-	-	96,850
- Preferred stock Series D expenses	-	-	-	-	-	-	-	-	(234)	-	-	(234)
- Issuance of common stock (Note 3)	-	-	-	-	-	-	448,800	-	7,219	-	-	7,219
- Dividends -Common stock	-	-	-	-	-	-	-	-	-	-	(64,458)	(64,458)
- Dividends -Preferred stock	-	-	-	-	-	-	-	-	-	-	(12,637)	(12,637)
- Other comprehensive loss	-	-	-	-	-	-	-	-	-	(1,280)	-	(1,280)
BALANCE, September 30, 2015	4,000,000	$-	4,000,000	$-	2,000,000	$-	75,248,800	$8	$962,500	$(57,414)	$28,444	$933,538

The accompanying notes are an integral part of these unaudited consolidated financial statements.

COSTAMARE INC.
        Unaudited Consolidated Statements of Cash Flows
        For the nine-month periods ended September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars)

	September 30,
	2014	2015
Cash Flows From Operating Activities:
Net income:	$84,287	$105,436
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	78,845	76,034
Allowance for doubtful amounts	824	-
Amortization of debt discount	-	(640)
Amortization of prepaid lease rentals	2,768	3,726
Amortization and write-off of financing costs	3,573	1,424
Amortization of deferred dry-docking and special survey	5,576	5,434
Equity based payments	-	7,219
Net settlements on interest rate swaps qualifying for cash flow hedge	(489)	-
Gain on derivative instruments, net	(4,943)	(11,508)
Gain on sale / disposal of vessels, net	(2,543)	-
Equity loss / (gain) on investments	2,237	(38)
Changes in operating assets and liabilities:
Accounts receivable	10,663	775
Due from related parties	(890)	613
Inventories	(1,655)	(1,044)
Insurance claims receivable	(58)	(1,635)
Prepayments and other	(1,765)	(1,866)
Accounts payable	(872)	450
Due to related parties	1,373	282
Accrued liabilities	1,388	582
Unearned revenue	757	(474)
Other current liabilities	(1,011)	(280)
Dry-dockings	(3,577)	(6,952)
Accrued charter revenue	6,241	2,029
Net Cash provided by Operating Activities	180,729	179,567
Cash Flows From Investing Activities:
Investment in affiliates	(57,101)	(26,498)
Dividend from affiliate	5,488	-
Advances for vessel acquisitions	(59,058)	-
Vessels acquisitions / Additions to vessel cost	(20,518)	(1,792)
Proceeds from the sale of vessels, net	22,054	-
Net Cash used in Investing Activities	(109,135)	(28,290)
Cash Flows From Financing Activities:
Capital lease proceeds	256,716	-
Capital lease repayment	(6,349)	(10,039)
Offering proceeds, net of related expenses	96,523	96,616
Proceeds from long-term debt	9,000	-
Repayment of long-term debt	(309,765)	(148,176)
Payment of financing costs	(2,055)	-
Dividends paid	(69,052)	(75,199)
(Increase) / Decrease in restricted cash	(1,418)	7,045
Net Cash used in Financing Activities	(26,400)	(129,753)
Net increase in cash and cash equivalents	45,194	21,524
Cash and cash equivalents at beginning of the period	93,379	113,089
Cash and cash equivalents at end of the period	$138,573	$134,613
Supplemental Cash Information:
Cash paid during the period for interest	$34,935	$34,629

The accompanying notes are an integral part of these consolidated financial statements.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)
1. Basis of Presentation and General Information:
The accompanying consolidated financial statements include the accounts of Costamare Inc. ("Costamare") and its wholly-owned subsidiaries (collectively, the "Company"). Costamare was formed on April 21, 2008, under the laws of the Republic of the Marshall Islands.
Costamare was incorporated as part of a reorganization to acquire the ownership interest in 53 ship-owning companies owned by the Konstantakopoulos family (Vasileios Konstantakopoulos and his three sons Messrs. Konstantinos Konstantakopoulos, Achillefs Konstantakopoulos and Christos Konstantakopoulos, together the "Family"). The reorganization was completed in November 2008. On November 4, 2010, Costamare completed its initial public offering ("Initial Public Offering") in the United States under the United States Securities Act of 1933, as amended (the "Securities Act"). On March 27, 2012 and on October 19, 2012, the Company completed two follow-on public offerings in the United States under the Securities Act and issued 7,500,000 shares and 7,000,000 shares, respectively, par value $0.0001, at a public offering price of $14.10 per share and $14.00 per share, respectively, increasing the issued share capital to 74,800,000 shares. On March 31, 2015, on June 30, 2015 and on September 30, 2015, the Company issued 448,800 shares, in aggregate, to Costamare Shipping Company S.A. (Note 3) pursuant to the amended and restated group management agreement, increasing the issued share capital to 75,248,800 shares. At September 30, 2015, members of the Family owned, directly or indirectly, approximately 64.9% of the outstanding common shares, in the aggregate. Furthermore, on August 7, 2013, the Company completed a public offering of 2,000,000 shares of its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the "Series B Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share, on January 21, 2014, the Company completed a public offering of 4,000,000 shares of its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the "Series C Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share and on May 13, 2015, the Company completed a public offering of 4,000,000 shares of its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the "Series D Preferred Stock"), par value $0.0001, at a public offering price of $25.00 per share.
As of December 31, 2014 and September 30, 2015, the Company owned and/or operated a fleet of 55 container vessels with a total carrying capacity of approximately 320,407 TEU, through wholly-owned subsidiaries incorporated in the Republic of Liberia. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world's leading liner operators under long, medium and short-term time charters.
At September 30, 2015, Costamare had 92 wholly-owned subsidiaries, all incorporated in the Republic of Liberia, except for five incorporated in the Republic of the Marshall Islands.
On October 2, 2014, Costamare Partners LP (the "MLP"), a Marshall Islands limited partnership and a wholly owned subsidiary of the Company, filed a Registration Statement on Form F-1 with the SEC (which registration statement was subsequently amended and re-filed on October 23, 2014, November 12, 2014, January 30, 2015, June 8, 2015, June 26, 2015 and August 6, 2015) for the initial public offering of common units representing limited partnership interests (the "common units") in the MLP.
Revenues for the nine-month periods ended September 30, 2014 and 2015, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2014	2015
A	26%	26%
B	29%	31%
C	14%	13%
D	18%	18%
Total	87%	88%

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission ("SEC") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC on March 5, 2015.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company's annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2015, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2015.

2. Significant Accounting Policies and Recent Accounting Pronouncements:
A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2014. There have been no material changes to these policies in the nine-month period ended September 30, 2015, except for the re-assessment of the Company's estimated scrap rate used to calculate the vessels' salvage value.
Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.
The cost of each of the Company's vessels is depreciated from the date of acquisition on a straight-line basis over the vessel's remaining estimated economic useful life, after considering the estimated residual value which is equal to the product of vessels' lightweight tonnage and estimated scrap rate, which up until December 31, 2014, was estimated to be approximately $0.250 per lightweight ton. In order to align the scrap rate estimates with the current historical average scrap rate, effective from January 1, 2015, the Company adjusted the estimated scrap rate used to calculate the vessels' salvage value from $0.250 to $0.300 per lightweight ton. The impact of the increase in the estimated scrap rate is a decrease in depreciation expense prospectively. The effect of this change in accounting estimate, which did not require retrospective adoption as per ASC 250 "Accounting Changes and Error Corrections," was to decrease depreciation expense by $4,058 and increase net income for the nine-month period ended September 30, 2015, by $4,058 or $0.05 per common share, basic and diluted.
Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.
New accounting pronouncements
 Debt issuance costs: In April 2015, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-03 – Interest – Imputation of Interest to simplify the presentation of debt issuance costs. Current guidance generally requires entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn't be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums.
The guidance is effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements. Early adoption is permitted. The Company is planning to apply ASU No. 2015-03 as of January 1, 2016.
 3. Transactions with Related Parties:
(a) Costamare Shipping Company S.A. (the "Manager" or "Costamare Shipping"): Costamare Shipping is a ship management company wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chief Executive Officer and, as such, is not part of the consolidated group of the Company, but is a related party. Costamare Shipping provides the Company with general administrative services, certain commercial services, director and officer related insurance services and the services of the Company's officers.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

Costamare Shipping, itself or through Shanghai Costamare Ship Management Co., Ltd. ("Shanghai Costamare"), which is also controlled by Mr. Konstantakopoulos, or through or together with third party sub-managers, provides technical, crewing, commercial, provisioning, bunkering, sale and purchase, chartering, accounting, insurance and administrative services in exchange for a daily fee for each containership.
On March 3, 2015, the Company entered into an amended and restated management agreement with Costamare Shipping (the "Group Management Agreement")  which, among other things, extended the term of the agreement such that it automatically renewed for 10 consecutive one-year periods until December 31, 2025 (rather than five consecutive periods until December 31, 2020), removed the annual 4% increase of the fee payable in respect of each containership managed by Costamare Shipping and in respect of the flat fee for the supervision of each newbuild ordered by the Company and, beginning in the first quarter of 2015, provided for an annual fee to Costamare Shipping of $2,500 and 598,400 shares (which is equal to 0.8% of the issued and outstanding Company common stock as of January 1, 2015) payable quarterly in arrears. No separate payment is made for the services of the Company's executive officers (prior to 2015, the Company paid Costamare Shipping $1,000 annually for such services).
Under the Group Management Agreement in 2015, Costamare Shipping is to receive (i) for each containership which is not subject to a bareboat charter a daily fee of $0.956 since January 1, 2015 ($0.919 for 2014) and for each containership subject to a bareboat charter a daily fee of $0.478 since January 1, 2015 ($0.460 for 2014), in each case prorated for the calendar days the Company owned each containership and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $787.4 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 0.75% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each containership in the Company's fleet and, (iv) an annual fee of $2,500 and 598,400 shares as noted above. Fees under (i) and (ii) may be annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.
After the initial term of the Group Management Agreement, which expires on December 31, 2015, the Company would be able to terminate the management agreement, subject to a termination fee, by providing written notice to Costamare Shipping at least 12 months before the end of the subsequent one-year term. The termination fee would be equal to (a) the lesser of (i) ten and (ii) the number of full years remaining prior to December 31, 2025, times (b) the aggregate fees due and payable to Costamare Shipping during the 12-month period ending on the date of termination; provided that the termination fee would always be at least two times the aggregate fees over the 12-month period described above.
On October 21, 2015, the Company's board of directors and its audit committee approved the terms of a Framework Agreement with Costamare Shipping and a Services Agreement with Costamare Shipping Services Ltd. ("Costamare Services"), shipmanagement companies owned by members of the Konstantakopoulos family, to replace the Group Management Agreement.  The aggregate services provided by Costamare Shipping and Costamare Services to the Company and the aggregate fees payable by the Company for such services will be substantially the same as the services and fees under the Group Management Agreement.  Under the new agreements, the share portion of the annual fee may be made in cash (equal in value to the market price of the shares) at the election of Costamare Services.  The term and termination fees under the Framework Agreement and the Services Agreement will also be substantially the same as those under the Group Management Agreement. The Company entered into the Framework Agreement and the Services Agreement on November 2, 2015 (Note 21(e)).
On January 7, 2013, Costamare Shipping entered into a co-operation agreement (the "Co-operation Agreement") with third-party ship managers V.Ships Greece Ltd. ("V.Ships Greece"), pursuant to which the two companies established a ship management cell (the "Cell") under V.Ships Greece. Since April 2013, the Cell provides technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial and insurance services to certain of the Company's container vessels, pursuant to separate management agreements entered into between V.Ships Greece and the ship-owning company of the respective container vessel, for a daily management fee.
The Cell also offers ship management services to third-party owners. Costamare Shipping passes to the Company the net profit, if any, it receives pursuant to the Co-operation Agreement as a refund or reduction of the management fees payable by the Company to Costamare Shipping under the Group Management Agreement. As at September 30, 2015, the Cell provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial management services to 19 of Costamare's vessels.
Management fees charged by the Manager in the nine-month periods ended September 30, 2014 and 2015, amounted to $14,035 and $14,451, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. In addition, the Manager charged (i) $2,757 for the nine-month period ended September 30, 2015 ($2,724 for the nine-month period ended September 30, 2014), representing a fee of 0.75% on all gross revenues, as provided in the management agreements with each subsidiary, which is separately reflected as Voyage expenses-related parties in the accompanying consolidated statement of income for the nine-month period ended September 30, 2015, (ii) $1,875, which is included in General and administrative expenses – related parties in the accompanying consolidated statement of income for the nine-month period ended September 30, 2015 ($750 for the nine-month period ended September 30, 2014) and (iii) $7,219 representing the fair value of 448,800 shares, which is included in General and administrative expenses - related parties in the accompanying consolidated statement of income for the nine-month period ended September 30, 2015. During 2014, the Manager charged $1,050 supervision fees for three newbuild vessels, which were included in Advances for vessels acquisition. Furthermore, in accordance with the management agreement with V.Ships Greece, V.Ships Greece has been provided with the amount of $1,425 ($75 per vessel) as working capital security, which is included in Accounts receivable, non-current, in the accompanying consolidated balance sheets.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

During the nine-month periods ended September 30, 2015 and 2014, the Manager charged in aggregate to the companies established pursuant to the Framework Agreement (Notes 8 and 9) the amount of $1,356 and $1,148, respectively for services provided in accordance with the respective management agreements.
The balance due from the Manager at December 31, 2014, amounted to $576 and is included in Due from related parties in the accompanying consolidated balance sheet. The balance due to the Manager at September 30, 2015, amounted to $282 and is reflected as Due to related parties in the accompanying consolidated balance sheet, respectively.
(b) Ciel Shipmanagement S.A.: CIEL, a company incorporated in the Republic of Liberia, is wholly-owned by Mr. Konstantinos Konstantakopoulos, the Company's Chairman and Chief Executive Officer. CIEL was not part of the consolidated group of the Company, up to April 2013 provided the Company's vessels certain ship management services such as technical support and maintenance, financial and accounting services, under separate management agreements signed between CIEL and each ship-owning company, in exchange for a daily fixed fee of $0.600 per vessel. CIEL specialized, although not exclusively, in managing containerships of up to 3,500 TEU. Since April 28, 2013, CIEL has not provided technical, crewing, provisioning, bunkering, sale and purchase and accounting services, or other commercial services, to any of the Company's containerships. CIEL is currently providing services in respect of the Rena. Management fees charged by CIEL in the nine-month periods ended September 30, 2014 and 2015, amounted to $164 and $164, respectively and are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due from CIEL at December 31, 2014 and September 30, 2015, amounted to $593 and $589, respectively and is included in Due from related parties in the accompanying consolidated balance sheets.
(c) Shanghai Costamare Ship Management Co. Ltd.: Shanghai Costamare is owned (indirectly) 70% by the Company's Chairman and Chief Executive Officer and 30% (indirectly) by Shanghai Costamare's General Manager, Mr. Shen Xiao Dong. Shanghai Costamare is a company incorporated in the Peoples' Republic of China in September 2004 and is not part of the consolidated group of the Company but is an affiliated manager. The technical, crewing, provisioning, bunkering, sale and purchase and accounting services, as well as certain commercial services of certain of the Company's vessels have been subcontracted from the Manager to Shanghai Costamare. As of September 30, 2015, Shanghai Costamare provided such services to thirteen (eleven as of December 31, 2014) of the Company's containerships. There was no balance due from/to Shanghai Costamare at both December 31, 2014 and September 30, 2015.
4. Other non-current assets:
As of July 16, 2014, Zim Integrated Services ("Zim") and its creditors including vessel and container lenders, ship-owners, shipyards, unsecured lenders and bond holders, entered into definitive documentation to restructure its debt. Based on this agreement, the Company received equity securities representing 1.2% of Zim's equity and $8,229 aggregate principal amount of unsecured interest bearing Zim notes maturing in 2023 consisting of $1,452 of 3.0% Series 1 Notes due 2023 amortizing subject to available cash flows in accordance with a corporate mechanism and $6,777 of 5.0% Series 2 Notes due 2023 non-amortizing (of the 5% interest, 3% is payable quarterly in cash and 2% interest is accrued quarterly with deferred cash payment on maturity) in exchange for amounts owed by Zim to the Company under their charter agreements. The Company calculated the fair value of the instruments received by Zim based on the agreement discussed above, available information on Zim and other similar contracts with similar terms, maturities and interest rates, and recorded at fair value of $676 in relation to the Series 1 Notes, $3,567 in relation to the Series 2 Notes and $7,802 in relation to its equity participation in Zim. The difference between the aggregate fair value of the debt and equity securities received from Zim and the then net carrying value of the amounts due from Zim of $2,888 was written-off and was included in General and administrative expenses in the 2014 consolidated statement of income.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

On a quarterly basis, the Company will account for the fair value unwinding of the Series 1 and Series 2 Notes, until the book value of the instruments equals their face value on maturity. During the nine-month period ended September 30, 2015, the Company recorded $640 in relation to their fair value unwinding, which is included in "Interest income" in the consolidated statement of income for the nine-month period ended September 30, 2015. The Company has classified such debt and equity securities under other non-current assets, since it has no intention to sell the securities in the near term. The Series 1 and Series 2 Zim Notes are carried at amortized cost in the accompanying consolidated balance sheet as at September 30, 2015, which approximates their fair value as of such date. These financial instruments are not measured at fair value on a recurring basis. The equity securities are carried at cost in the accompanying consolidated balance sheet as at September 30, 2015, which approximates the fair value of the instruments at inception considering that it relates to a nonmonetary exchange (as described above). No dividends have been received from Zim since July 16, 2014. As of September 30, 2015, the Company has assessed for other than temporary impairment of its investment in Zim and has concluded that no impairment existed.

5. Inventories:

Inventories of $11,565 and $12,609 in the accompanying balance sheets at December 31, 2014 and September 30, 2015, respectively relate to bunkers, lubricants and spare parts.

6. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2014	2,953,440	(854,620)	2,098,820
Depreciation	-	(70,287)	(70,287)
Other vessels' costs	1,792	-	1,792
Balance, September 30, 2015	2,955,232	(924,907)	2,030,325

On September 21, 2010, the Company through its three wholly-owned subsidiaries, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., contracted with a shipyard for the construction and purchase of three newbuild vessels (Hulls H1068A, H1069A and H1070A), each of approximately 9,403 TEU capacity at a contract price per newbuild vessel of $95,080. The newbuilds MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively. The Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi under a ten-year sale and leaseback transaction. Under the sale and leaseback transaction, the vessels were chartered back to the Company on a bareboat basis and remained on time charter with its initial time charterer (Note 11).
Furthermore, during the year ended December 31, 2014, the Company acquired the three secondhand vessels Neapolis, Areopolis and Lakonia at an aggregate price of $27,740.
During the nine-month period ended September 30, 2014, the Company sold for demolition the container vessel Konstantina, MSC Kyoto and Akritas at an aggregate price of $24,329 and recognized a net gain of $2,543, which is separately reflected in Gain on sale / disposal of vessels, net in the accompanying 2014 consolidated statement of income.
As of September 30, 2015, one of the Company's vessels was depreciated to its residual carrying value of $2,963.
Forty-five of the Company's vessels, with a total carrying value of $1,863,911 as of September 30, 2015, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the three vessels under the sale and leaseback transaction described in Note 11.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

7. Deferred Charges:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Financing Costs	Dry-docking and Special Survey Costs	Total
Balance, December 31, 2014	7,902	20,773	28,675
Additions	-	6,952	6,952
Amortization	(1,424)	(5,434)	(6,858)
Balance, September 30, 2015	6,478	22,291	28,769

Financing costs represent fees paid to the lenders for the conclusion of the Company's financing. The amortization of loan financing costs is included in interest and finance costs in the accompanying consolidated statements of income (Note 16).
During the nine-month periods ended September 30, 2015, seven vessels completed their special surveys. During the nine-month periods ended September 30, 2014, three vessels completed their special surveys, while two were in the process of undergoing their special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

8. Costamare Ventures Inc.:

On May 15, 2013, the Company, along with its wholly-owned subsidiary, Costamare Ventures Inc. ("Costamare Ventures"), entered into a Framework Deed (the "Framework Agreement") with York Capital Management Global Advisors LLC and its affiliate Sparrow Holdings, L.P. (collectively, "York") to invest jointly in the acquisition and construction of container vessels. Under the Framework Agreement the decisions regarding vessel acquisitions will be made jointly by Costamare Ventures and York and the Company reserves the right to acquire any vessels that York decides not to pursue.
Under the terms of the Framework Agreement, York agreed to invest up to $250 million in mutually agreed vessel acquisitions and Costamare Ventures agreed to invest a minimum of $75 million with an option to invest up to $240 million in these transactions. Depending on the amount Costamare Ventures elected to invest, it was expected that it would hold between 25% and 49% of the equity in the entities that would be formed under the Framework Agreement (the "affiliate ship-owning companies") and York would hold the balance. The Framework Agreement was to terminate on its sixth anniversary or upon the occurrence of certain extraordinary events as described therein.
The Framework Agreement was amended and restated by an Amendment and Restatement Agreement dated May 18, 2015 (the "Restated Framework Agreement"). Pursuant to the Restated Framework Agreement, there is no minimum and maximum amount to be invested by Costamare Ventures or York, both Costamare Ventures and York can invest between 25% and 75% of the equity in the affiliate ship-owning companies, the commitment period has been extended up to May 18, 2020 and the termination of the Restated Framework Agreement will occur on May 18, 2024, or upon the occurrence of certain extraordinary events as described therein.
On termination, Costamare Ventures may elect to divide the vessels owned by all such vessel-owning entities between itself and York to reflect their cumulative participation in all such entities. Costamare Shipping provides shipmanagement and administrative services to the vessels acquired under the Framework Agreement, with the right to subcontract to V.Ships Greece and/or Shanghai Costamare. The Company accounts for the entities formed under the Restated Framework Agreement as equity investments. As at September 30, 2015, the Company holds a range of 25% to 49% of the capital stock of sixteen jointly-owned companies formed pursuant to the Restated Framework Agreement with York (Note 9).

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

9. Investment in Affiliates:

The affiliate companies, all of which are incorporated in the Marshall Islands and are accounted for under the equity method, are as follows:

		Participation %	Date Established
Entity	Vessel/Hull	September 30, 2015	/Acquired
Steadman Maritime Co.	Ensenada Express	49%	July 1, 2013
Marchant Maritime Co.	Padma	49%	July 8, 2013
Horton Maritime Co.	Petalidi	49%	June 26, 2013
Smales Maritime Co.	Elafonisos	49%	June 6, 2013
Geyer Maritime Co.	Arkadia	49%	May 18, 2015
Kemp Maritime Co.	Hull NCP0113	49%	June 6, 2013
Hyde Maritime Co.	Hull NCP0114	49%	June 6, 2013
Skerrett Maritime Co.	Hull NCP0152	49%	December 23, 2013
Ainsley Maritime Co.	Hull NCP0115	25%	June 25, 2013
Ambrose Maritime Co.	Hull NCP0116	25%	June 25, 2013
Benedict Maritime Co.	Hull HN2121	40%	October 16, 2013
Bertrand Maritime Co.	Hull HN2122	40%	October 16, 2013
Beardmore Maritime Co.	Hull HN2123	40%	December 23, 2013
Schofield Maritime Co.	Hull HN2124	40%	December 23, 2013
Fairbank Maritime Co.	Hull HN2125	40%	December 23, 2013
Connell Maritime Co.	n/a	40%	December 18, 2013

On July 12, 2013, in accordance with the Framework Agreement, York contributed $16,044, in the aggregate, in order to acquire a 51% equity interest in the affiliate ship-owning companies Steadman Maritime Co., Marchant Maritime Co. and Horton Maritime Co., and for initial working capital of such affiliate ship-owning companies. There was no difference between: (a) the aggregate of the fair value of the consideration received and the fair value of the retained investment, as compared with (b) the carrying amount of the former subsidiaries assets and liabilities, in each case at the date the subsidiaries were deconsolidated.
Furthermore, in July 2013, Costamare Ventures participated with a 49% interest in the equity of Kemp Maritime Co. and Hyde Maritime Co. who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $34,709, in the aggregate during the year ended December 31, 2014 and $921 in aggregate during the nine-month period ended September 30, 2015.
During the year ended December 31, 2014 and the nine-month period ended September 30, 2015, Costamare Ventures participated with a 25% interest in the equity of Ainsley Maritime Co. and Ambrose Maritime Co., who entered into ship-building contracts for the construction of two 11,000 TEU container vessels, by contributing $8,767 and $13,200 in the aggregate, respectively.
Furthermore, during the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Benedict Maritime Co., Bertrand Maritime Co., Beardmore Maritime Co., Schofield Maritime Co. and Fairbank Maritime Co., who entered into ship-building contracts for the construction of five 14,000 TEU container vessels, by contributing $30,305, in the aggregate. In December 2014, these five companies novated their ship-building contracts to a financial institution and agreed to lease back the vessels upon their delivery from the shipyard for a period of 12 years. Upon novation of the contracts, the Company received the amount of $23,400 in the form of a dividend. During the nine-month period ended September 30, 2015, Costamare Ventures contributed $690 in the aggregate to such companies.
During the year ended December 31, 2014, Costamare Ventures participated with a 40% interest in the equity of Connell Maritime Co. by contributing the amount of $6,669 and with 49% in the equity of Smales Maritime Co. by contributing the amount of $4,654 for the acquisition of the secondhand vessel Elafonisos of which $251 was refunded to the Company during the nine-month period ended September 30, 2015. Furthermore, during the nine-month period ended September 30, 2015, Costamare Ventures participated with 49% in the equity of Geyer Maritime Co. by contributing the amount of $3,212 for the acquisition of the secondhand vessel Arkadia.
In March 2015, Costamare Ventures participated with a 49% interest in the equity of Skerrett Maritime Co., which entered into a ship-building contract for the construction of an 11,000 TEU container vessel, by contributing the amount of $8,726.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

For nine-month periods ended September 30, 2014 and 2015, the Company recorded net losses of $2,237 and net gains of $38, respectively, which are separately reflected as Equity (loss) / gain on investments in the accompanying consolidated statements of income.
Furthermore, during the year ended December 31, 2014, eight affiliate ship-owning companies declared dividends to their shareholders and Costamare Ventures received the amount of $31,828 (which includes the amount of $23,400, described above), which is included in Investments in affiliates in the accompanying 2014 consolidated balance sheet.
In addition, Costamare Ventures has provided Marchant Maritime Co., Horton Maritime Co. and Steadman Maritime Co. with certain cash advances. As of December 31, 2014 and September 30, 2015, the aggregate balance due from the three companies, amounted to $3,278 and $3,245, respectively and are included in Due from related parties in the accompanying consolidated balance sheets.

The summarized combined financial information of the affiliates is as follows:

	December 31, 2014	September 30, 2015
Non-current assets	177,220	253,418
Current assets	13,267	13,594
	190,487	267,012

Current liabilities	6,283	5,270

	Nine-month period ended September 30,
	2014	2015
Voyage revenue	8,930	11,114
Net loss	(3,301)	(416)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

Borrower(s)			December 31, 2014	September 30, 2015
1.	Credit Facility		585,883	518,466
2.	Term Loans:
	1.	Costis Maritime Corporation and Christos Maritime Corporation	91,500	87,000
	2.	Mas Shipping Co.	38,875	30,625
	3.	Montes Shipping Co. and Kelsen Shipping Co.	78,000	72,000
	4.	Capetanissa Maritime Corporation	50,000	45,000
	5.	Rena Maritime Corporation	47,500	42,500
	6.	Costamare Inc.	73,414	63,000
	7.	Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co.	-	-
	8.	Costamare Inc.	120,330	111,417
	9.	Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co.	208,826	197,365
	10.	Raymond Shipping Co. and Terance Shipping Co.	137,793	129,607
	11.	Costamare Inc.	87,820	74,785
			934,058	853,299
		Total	1,519,941	1,371,765
		Less-current portion	(192,951)	(185,258)
		Long-term portion	1,326,990	1,186,507

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

1. Credit Facility: On July 22, 2008, the Company signed a loan agreement with a consortium of banks, for a $1,000,000 Credit Facility (the "Facility") for general corporate and working capital purposes. The Company used $631,340 of the proceeds from the Facility to repay the then existing indebtedness. The Facility bears interest at the 3, 6, 9 or 12 months (at the Company's option) LIBOR plus margin. Following the sale of MSC Antwerp (ex. Sophia Britannia) the Company, on September 30, 2013, repaid $1,500 of the Facility.
The outstanding balance of the Facility as of September 30, 2015, is repayable in 11 equal, consecutive quarterly installments, of $22,473 each plus a balloon payment of $271,263 payable together with the last installment.
The Facility, as of September 30, 2015, was secured with, among others, first priority mortgages over 18 of the Company's vessels, first priority assignment of vessels' insurances and earnings, charter party assignments, first priority pledges over the operating accounts and corporate guarantees of 18 ship-owning companies.
The Facility and certain of the term loans described under Note 10.2 below include among others, financial covenants requiring: (i) the ratio of Total Liabilities (after deducting cash and cash equivalents) to Market Value Adjusted Total Assets (after deducting cash and cash equivalents) not to exceed 0.75 to 1.00, (ii) minimum liquidity of the greater of $30,000 or 3% of the total debt of the Company, (iii) the ratio of EBITDA to net interest expense not to be less than 2.50 to 1.00, (iv) Market Value Adjusted Net Worth, defined as the amount by which the Market Value Adjusted Total Assets exceed the Total Liabilities, to exceed $500,000. The Company's other term loans described under Note 10.2 below also contain financial covenants requiring the ratio of net funded debt to total net assets ratio not to exceed 80% on a charter inclusive valuation basis as well as financial covenants that are either equal to or less stringent than the foregoing financial covenants.

2. Term loans:

1. In May 2008, Costis Maritime Corporation and Christos Maritime Corporation entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Sealand New York and Sealand Washington. As at September 30, 2015, the outstanding balance of the loan of $87,000 is repayable in 6 equal semi-annual installments of $4,500, each from November 2015 to May 2018 and a balloon payment of $60,000 payable together with the last installment.
2. In January 2008, Mas Shipping Co. entered into a loan agreement with a bank for an amount of up to $75,000 in order to partly finance the acquisition cost of vessel Maersk Kokura. As at September 30, 2015, the outstanding balance of the loan of $30,625 is repayable in 5 equal semi-annual installments of $4,125, each from February 2016 to February 2018 and a balloon payment of $10,000 payable together with the last installment.
3. In December 2007, Montes Shipping Co. and Kelsen Shipping Co. entered into a loan agreement with a bank for an amount of up to $150,000 in the aggregate ($75,000 each) on a joint and several basis in order to partly finance the acquisition cost of the vessels Maersk Kawasaki and Maersk Kure. As at September 30, 2015, the outstanding balance of the loan of $72,000 is repayable in 5 equal semi-annual installments of $6,000 each from December 2015 to December 2017 and a balloon payment of $42,000 payable together with the last installment.
4. In June 2006, Capetanissa Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000, in order to partly finance the acquisition cost of the vessel Cosco Beijing. As at September 30, 2015, the outstanding balance of the loan of $45,000 is repayable in 6 equal semi-annual installments of $2,500 each from February 2016 to August 2018 and a balloon payment of $30,000 payable together with the last installment.
5. In February 2006, Rena Maritime Corporation entered into a loan agreement with a bank for an amount of up to $90,000 in order to partly finance the acquisition cost of the vessel Cosco Guangzhou. As at September 30, 2015, the outstanding balance of the loan of $42,500 is repayable in 5 equal semi-annual installments of $2,500 each from February 2016 to February 2018 and a balloon payment of $30,000 payable together with the last installment.
6. On November 19, 2010, Costamare entered into a term loan agreement with a consortium of banks for an amount of up to $120,000, which was available for drawing for a period up to 18 months. As of September 30, 2015, the Company had drawn the amount of $38,500 (tranche a), the amount of $42,000 (tranche b), the amount of $21,000 (tranche c), the amount of $7,470 (tranche d) and the amount of $7,470 (tranche e) under this term loan agreement in order to finance part of the acquisition cost of MSC Romanos, MSC Methoni, MSC Ulsan, MSC Koroni (ex. Koroni) and MSC Itea (ex. Kyparissia), respectively. As at September 30, 2015, the outstanding balance of the tranche (a) of the loan of $23,100 is repayable in 16 equal quarterly installments of $962.5 from November 2015 to August 2019 and a balloon payment of $7,700 payable together with the last installment. As at September 30, 2015, the outstanding balance of the tranche (b) of the loan of $26,250 is repayable in 17 equal quarterly installments of $1,050 from October 2015 to October 2019 and a balloon payment of $8,400 payable together with the last installment. As at September 30, 2015, the outstanding balance of the tranche (c) of the loan of $13,650 is repayable in 18 equal quarterly installments of $525 from November 2015 to February 2020 and a balloon payment of $4,200 payable together with the last installment. On May 21, 2014, the then outstanding balance of $4,202 of the tranche (d) of the loan was fully repaid and on May 29, 2015, the then outstanding balance of $2,334 of the tranche (e) of the loan was fully repaid.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

7. On January 14, 2011, Adele Shipping Co., Bastian Shipping Co. and Cadence Shipping Co., wholly-owned subsidiaries of Costamare, concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $203,343 to finance part of the acquisition and construction cost of Hulls H1068A, H1069A and H1070A. The drawdown of the facility was made in three tranches, one for each hull. As of December 31, 2013, the Company had drawn the amount of $48,765 (tranche (a) - H1068A), $48,765 (tranche (b) - H1069A) and $48,765 (tranche (c) - H1070A), in order to partly finance the second installment and fully finance the third and fourth pre- delivery installment of hulls H1068A, H1069A and H1070A. The newbuilds MSC Azov (Hull H1068A), MSC Ajaccio (Hull H1069A) and MSC Amalfi (Hull H1070A) were delivered to the Company, on January 14, 2014, March 14, 2014 and April 28, 2014, respectively and at the same time the Company agreed the sale and leaseback of such vessels and repaid the then outstanding balance of the three tranches (Note 11).
8. On April 7, 2011, Costamare, as borrower, concluded a credit facility with a bank, for an amount up to the lesser of $140,000 and 70% of the contract price of the vessels, to finance part of the acquisition and construction cost of Hulls S4010 and S4011. Through December 31, 2013, the Company had drawn down in aggregate the amount of $133,700, in order to partly finance the installments of Hulls S4010 (MSC Athens), which was delivered to the Company on March 14, 2013 and S4011 (MSC Athos), which was delivered to the Company on April 8, 2013. As at September 30, 2015, the outstanding balance of the loan of $111,417 is repayable in 11 equal semi-annual installments of $4,456.7 from January 2016 until January 2021 and a balloon payment of $62,392.7 payable together with the last installment.
9. On August 16, 2011, Undine Shipping Co., Quentin Shipping Co. and Sander Shipping Co., wholly-owned subsidiaries of Costamare concluded a credit facility with a consortium of banks, as joint-and-several borrowers, for an amount of up to $229,200 to finance part of the acquisition and construction cost of Hulls S4020, S4022 and S4024. The drawdown of the facility was made in three tranches. Through December 31, 2013, the Company had drawn down in aggregate the amount of $229,200 in order to partly finance the installments of Hulls S4020 (Valor), S4022 (Valiant) and S4024 (Vantage), which were delivered to the Company on June 3, 2013, August 5, 2013 and November 8, 2013, respectively. As at September 30, 2015, the outstanding balance of the tranche (a) of $64,939 relating to Hull S4020 (Valor), is repayable in 19 equal quarterly installments of $1,273.4 from October 2015 to April 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at September 30, 2015, the outstanding balance of the tranche (b) of $64,939 relating to Hull S4022 (Valiant), is repayable in 19 equal quarterly installments of $1,273.4 from December 2015 to June 2020 and a balloon payment of $40,744.8 payable together with the last installment. As at September 30, 2015, the outstanding balance of the tranche (c) of $67,487 relating to Hull S4024 (Vantage) is repayable in 21 equal quarterly installments of $1,273.4 and a balloon payment payable together with the last installment of $40,744.8 from November 2015 to November 2020.
10. On October 12, 2011, Raymond Shipping Co. and Terance Shipping Co. wholly-owned subsidiaries of the Company concluded a credit facility with a bank, as joint and several borrowers, for an amount of up to $152,800 to finance part of the construction and acquisition cost of Hulls S4021 and S4023. Through December 31, 2013 the Company had drawn down in the aggregate the amount $152,800 in order to partly finance the installments of Hulls S4021 (Value) and S4023 (Valence), which vessels were delivered to the Company on June 25, 2013, and September 2, 2013, respectively. As at September 30, 2015, the outstanding balance of the tranche (a) of $64,121 relating to Hull S4021 (Value), is repayable in 19 equal quarterly installments of $1,364.3 from December 2015 to June 2020 and a balloon payment of $38,199.6 payable together with the last installment. As at September 30, 2015, the outstanding balance of tranche (b) of the loan of $65,486 relating to Hull S4023 (Valence) is repayable in 20 equal quarterly installments of $1,364.3 from November 2015 to August 2020 and a balloon payment of $38,199.6 payable together with the last installment.
11. On October 6, 2011, the Company concluded a loan facility with a bank for an amount of up to $120,000, in order to partly finance the aggregate market value of eleven vessels in its fleet. In March 2012, the Company drew the amount of $113,700. Furthermore, on June 29, 2012, the Company entered into a supplemental agreement for a further amount of $11,300 to finance the acquisition of the vessel Stadt Luebeck, which was drawn down in August 2012 upon the delivery of the vessel. In April 11, 2014, the Company entered into another supplemental agreement, for a further amount of $9,000 to partly finance the acquisition of the vessel Neapolis, which was drawn down in April 2014 upon the delivery of the vessel. In May 2014, the Company repaid the amount of $6,495 due to the sale of Konstantina. Furthermore in September 2014 the Company repaid the amount of $6,000 due to the sale of Akritas. As at September 30, 2015, the outstanding balance of $74,785 is repayable in 13 equal quarterly installments of $2,715 from December 2015 to December 2018 and a balloon payment of $39,490 payable together with the last installment.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

The term loans discussed above bear interest at LIBOR plus a spread and are secured by, inter alia, (a) first priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, additional indebtedness, mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses ("VMC") in the range of 100% to 125% and restrictions in dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend.

The annual principal payments required to be made after September 30, 2015, are as follows:

Year ending December 31,	Amount
2015	44,774
2016	185,259
2017	227,259
2018	557,946
2019	60,396
2020 and thereafter	296,131
1,371,765

The interest rates of Costamare's long-term debt at December 31, 2014 and September 30, 2015, were in the range of 1.03%-6.75% and 1.11%-6.75%, respectively. The weighted average interest rate as at December 31, 2014 and September 30, 2015, was 4.2% and 4.2%, respectively.
Total interest expense incurred on long-term debt (including the effect of the interest rate swaps discussed in Note 16) for the nine-month periods ended September 30, 2014 and 2015, amounted to $63,093 and $56,282, respectively and is included in Interest and finance costs in the accompanying consolidated statements of income. Of the above amount incurred in 2014, $1,795 was capitalized and is included (a) in Vessels, net ($1,306) and, (b) in the statement of comprehensive income ($489), representing net settlements on interest rate swaps qualifying for cash flow hedge.

3. Costamare Partners credit facility:
On June 8, 2015, in connection with its proposed initial public offering (Note 1), Costamare Partners LP, as guarantor and each of the vessel owning companies, Capetanissa Maritime Corporation, Jodie Shipping Co., Kayley Shipping Co. and Raymond Shipping Co., as joint and several borrowers, entered into a new credit facility  with DNB Bank ASA, Citibank, N.A., London Branch and Credit Suisse AG for up to $176,842 consisting of a term loan facility and a revolving credit facility in order to refinance the loans discussed in Notes 11.2.4, 11.2.8 and 11.2.10 above and for general corporate purposes. The credit facility was cancelled on September 1, 2015.

11. Capital Leased Assets and Capital Lease Obligations:

The newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi were delivered to the Company on January 14, 2014, March 14, 2014 and April 28, 2014, respectively (Note 6). At the same time, the Company agreed with a financial institution to refinance the then outstanding balance of the loans relating to MSC Azov, MSC Ajaccio and MSC Amalfi, by entering into a ten-year sale and leaseback transaction for each vessel upon their respective deliveries. The shipbuilding contracts for these vessels were novated to the financial institution for an amount of $85,572 each which took delivery of the vessels and the vessels were leased back for a period of ten years.
The sale and leaseback transactions were classified as capital leases. Furthermore, as the fair value of each vessel sold was in excess of its carrying amount, the difference between the sale proceeds and the carrying amount was considered as prepaid lease rentals. In this respect, an aggregate amount of $49,817 (including the net settlements on interest rate swaps qualifying for hedge accounting of $6,604) was transferred to prepaid lease rentals.
The total value of the three vessels at the inception of the capital lease transactions amounted to $256,716. The depreciation charged during the nine-month periods ended September 30, 2014 and 2015, amounted to $4,258 and $5,670, respectively, and are included in Depreciation in the accompanying consolidated statements of income. As of September 30, 2015, the net book value of the three vessels amounted to $244,877 and is separately reflected as Capital leased assets, in the accompanying 2015 consolidated balance sheet.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

The balance of prepaid lease rentals, as of December 31, 2014 and September 30, 2015, is analyzed as follows:

	December 31, 2014	September 30, 2015
Prepaid lease rentals	49,817	45,793
Less: Amortization of prepaid lease rentals	(4,024)	(3,726)
Prepaid lease rentals	45,793	42,067
Less: current portion	(4,982)	(4,985)
Non-current portion	40,811	37,082

The capital lease obligations amounting to $237,094 as at September 30, 2015, are scheduled to expire through 2024 and include a bargain purchase option to repurchase the vessels at any time during the charter period. Total interest expense incurred on capital leases for the nine-month periods ended September 30, 2014 and 2015, amounted to $10,327 and $12,904, respectively and are included in Interest and finance costs in the accompanying consolidated statements of income.

The annual lease payments in aggregate required under the capital leases after September 30, 2015, are as follows:

Year ending December 31,	Amount
2015	7,681
2016	30,783
2017	30,698
2018	30,698
2019	30,699
2020 and thereafter	207,553
Total	338,112
Less: Amount of interest	(101,018)
Total lease payments	237,094

The total capital lease obligations are presented in the accompanying September 30, 2015, consolidated balance sheet as follows:

Capital lease obligation – current	14,280
Capital lease obligation – non current	222,814
237,094

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

12. Accrued Charter Revenue, Current and Non-Current and Unearned Revenue, Current and Non-Current:
(a) Accrued charter revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2014 and September 30, 2015, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rates. As at December 31, 2014, the net accrued charter revenue, totaling to ($32,751) comprises $511 separately reflected in Current assets, $1,025 separately reflected in Non-current assets, and ($34,287) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2014 consolidated balance sheet. As at September 30, 2015, the net accrued charter revenue, totaling to ($34,780) comprises $439 separately reflected in Current assets, $690 separately reflected in Non-current assets, and ($35,909) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying 2015 consolidated balance sheet. The maturities of the net accrued charter revenue as of December 31 of each year presented below are as follows:

Year ending December 31,	Amount
2015	(1,115)
2016	(9,430)
2017	(11,336)
2018	(8,916)
2019	(3,983)
(34,780)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2014 and September 30, 2015, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met and, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate.

	December 31, 2014	September 30, 2015
Hires collected in advance	8,096	7,622
Charter revenue resulting from varying charter rates	34,287	35,909
Total	42,383	43,531
Less current portion	(12,929)	(15,767)
Non-current portion	29,454	27,764

13. Commitments and Contingencies:

(a) Time charters: As at September 30, 2015, the Company has entered into time charter arrangements on all of its vessels in operation, with the exception of three vessels, with international liner operators. These arrangements as at September 30, 2015, have remaining terms of up to 102 months. After September 30, 2015, future minimum contractual charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels' committed, non-cancelable, time charter contracts, are as follows:

Year ending December 31,	Amount
2015	122,405
2016	440,601
2017	371,984
2018	198,759
2019	122,306
2020 and thereafter	310,852
1,566,907

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

(b) Pursuant to the Framework Agreement the Company has a contractual commitment of approximately $118,275 representing 49% of the remaining construction cost of three vessels under construction, 40% of the remaining construction cost of five vessels under construction and 25% of the construction cost of two vessels under construction (Note 9).
(c) Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any other claims or contingent liabilities which should be disclosed or for which a provision should be established in the accompanying consolidated financial statements.
The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

14. Common Stock, Preferred Stock and Additional Paid-In Capital:

(a) Common Stock: From inception through July 11, 2010, the authorized common stock of Costamare consisted of 2,000,000 shares with a par value of $0.0001 per share out of which 1,000,000 shares were issued to the Family. On July 12, 2010, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company's authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.0001 per share and 100,000,000 preferred shares, par value $0.0001 per share of which no shares were issued. Of these preferred shares, 10,000,000 shares have been designated Series A Participating Preferred Stock in connection with the adoption of a stockholder rights plan. All shares of stock are in registered form.

On July 20, 2010, pursuant to a rights offering authorized by the Board of Directors on July 14, 2010, the Company issued 24,000,000 shares of common stock in exchange of $2,400, increasing the issued share capital of the Company to 25,000,000 shares of common stock.

On October 19, 2010, within the context of the Initial Public Offering completed in November 2010, the Company effected a dividend of 0.88 shares for each share of common stock outstanding on the record date of August 27, 2010 (the "Stock Split"). As a result of this dividend, the Company issued 22,000,000 additional shares in respect of its 25,000,000 shares of the then outstanding common stock.

On November 4, 2010, the Company completed its Initial Public Offering in the United States under the Securities Act. In this respect 13,300,000 common shares at par value $0.0001 were issued at a public offering price of $12.00 per share, increasing the issued share capital to 60,300,000 shares. The net proceeds of the Initial Public Offering were $145,543.

On March 27, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,500,000 shares at par value $0.0001 were issued at a public offering price of $14.10 per share, increasing the issued share capital to 67,800,000 shares. The net proceeds of the follow-on offering were $100,584.

On October 19, 2012, the Company completed a follow-on public equity offering in the United States under the Securities Act. In this respect 7,000,000 shares at par value $0.0001 were issued at a public offering price of $14.00 per share, increasing the issued share capital to 74,800,000 shares. The net proceeds of the follow-on offering were $93,547.

On March 31, 2015, June 30, 2015 and September 30, 2015, the Company issued 448,800 shares, in aggregate, at par value $0.0001 to Costamare Shipping pursuant to the Group Management Agreement (Note 3).

(b) Preferred Stock: On August 7, 2013, the Company issued 2,000,000, Series B Preferred Stock in the United States under the Securities Act, which pay dividends of 7.625% per annum in arrears on a quarterly basis (equal to $1.90625 per annum per share) at $25 per share. At any time after August 6, 2018, the Series B Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $48,042.

On January 22, 2014, the Company issued 4,000,000, Series C Preferred Stock in the United States under the Securities Act, which pay dividends of 8.50% per annum in arrears on a quarterly basis (equal to $2.125 per annum per share) at $25 per share. At any time after January 21, 2019, the Series C Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,523.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

On May 13, 2015, the Company issued 4,000,000, Series D Preferred Stock in the United States under the Securities Act, which pay dividends of 8.75% per annum in arrears on a quarterly basis (equal to $2.1875 per annum per share) at $25 per share. At any time after May 13, 2020, the Series D Preferred Stock may be redeemed, at the Company's election at a price of $25 of liquidation preference per share. The net proceeds from the offering were $96,616.

(c) Additional Paid-in Capital: The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, include: (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained, (ii) advances for working capital purposes, (iii) the difference between the par value of the shares issued in the Initial Public Offering in November 2010 and the offerings in March 2012, October 2012, August 2013, January 2014, May 2015 and the net proceeds received from the issuance of such shares and (iv) the difference between the par value and the fair value of the shares issued to Costamare Shipping (Note 3).

(d) Dividends declared and / or paid: During the nine-month period ended September 30, 2014, the Company declared and paid to its common stockholders (i) $20,196 or $0.27 per common share for the fourth quarter of 2013, (ii) $20,944 or $0.28 per common share for the first quarter of 2014 and (iii) $20,944 or $0.28 per common share for the second quarter of 2014. During the nine-month period ended September 30, 2015, the Company declared and paid to its common stockholders (i) $20,944 or $0.28 per common share for the fourth quarter of 2014, (ii) $21,736 or $0.29 per common share for the first quarter of 2015 and (iii) $21,779 or $0.29 per common share for the second quarter of 2015. During the nine-month period ended September 30, 2014, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2013 to January 14, 2014, $953 or $0.476563 per share for the period from January 15, 2014 to April 14, 2014 and $953 or $0.476563 per share for the period from April 15, 2014 to July 14, 2014. During the nine-month period ended September 30, 2015, the Company declared and paid to its holders of Series B Preferred Stock $953 or $0.476563 per share for the period from October 15, 2014 to January 14, 2015, $953 or $0.476563 per share for the period from January 15, 2015 to April 14, 2015 and $953 or $0.476563 per share for the period from April 15, 2015 to July 14, 2015. During the nine-month period ended September 30, 2014, the Company declared and paid to its holders of Series C Preferred Stock $1,983 or $0.495833 per share for the period from January 22, 2014 to April 14, 2014 and $2,125 or $0.531250 per share for the period from April 15, 2014 to July 14, 2014. During the nine-month period ended September 30, 2015, the Company declared and paid to its holders of Series C Preferred Stock $2,125 or $0.531250 per share for the period from October 15, 2014 to January 14, 2015, $2,125 or $0.531250 per share for the period from January 15, 2015 to April 14, 2015 and $2,125 or $0.531250 per share for the period from April 15, 2015 to July 14, 2015. During the nine-month period ended September 30, 2015, the Company declared and paid to its holders of Series D Preferred Stock $1,506 or $0.376736 per share for the period from May 13, 2015 to July 14, 2015.

15. Earnings per share (EPS)

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. In August 2013, the Company issued Series B Preferred Stock, receiving an annual dividend of 7.625% in arrears on the 15th day of January, April, July and October of each year. In January 2014, the Company issued Series C Preferred Stock, receiving an annual dividend of 8.50% in arrears on the 15th day of January, April, July and October of each year. Additionally, in May 2015, the Company issued Series D Preferred Stock, receiving an annual dividend of 8.75% in arrears on the 15th day of January, April, July and October of each year. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during the nine-month periods ended September 30, 2014 and 2015, amounted to $8,831, and $12,637, respectively.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

	September 30, 2014	September 30, 2015
	Basic EPS	Basic EPS
Net income	$84,287	$105,436
Less: paid and accrued earnings allocated to Preferred Stock	(8,831)	(12,637)
Net income available to common stockholders	75,456	92,799
Weighted average number of common shares, basic and diluted	74,800,000	74,952,340
Earnings per common share, basic and diluted	$1.01	$1.24

16.  Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:

	September 30, 2014	September 30, 2015
Interest expense	34,538	33,910
Interest capitalized	(1,795)	-
Swap effect	38,882	35,276
Amortization and write-off of financing costs	3,573	1,424
Commitment fees	176	585
Bank charges and other	227	192
	75,601	71,387

17. Taxes:

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.
The vessel owning companies with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S. related gross transportation income unless an exemption applies. Management believes that based on current legislation the relevant vessel owning companies are entitled to an exemption because they satisfy the relevant requirements, namely that (i) the related vessel owning companies are incorporated in a jurisdiction granting an equivalent exemption to U.S. corporations and (ii) over 50% of the ultimate stockholders of the vessel owning companies are residents of a country granting an equivalent exemption to U.S. persons.

18. Derivatives:

(a) Interest rate swaps that meet the criteria for hedge accounting: The Company, according to its long-term strategic plan to maintain stability in its interest rate exposure, has decided to minimize its exposure to floating interest rates by entering into interest rate swap agreements. To this effect, the Company has entered into interest rate swap transactions with varying start and maturity dates, in order to manage its floating rate exposure.
These interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month or six-month USD LIBOR. According to the Company's Risk Management Accounting Policy, after putting in place the formal documentation required by ASC 815 in order to designate these swaps as hedging instruments as from their inception, these interest rate swaps qualified for hedge accounting. Accordingly, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of the effectiveness of these interest rate swaps are performed at each reporting period. For qualifying cash flow hedges, the fair value gain or loss associated with the effective portion of the cash flow hedge is recognized initially in "Other comprehensive income" and recognized to the consolidated statement of income in the periods when the hedged item affects profit or loss. Any ineffective portion of the gain or loss on the hedging instrument is recognized in the consolidated statement of income immediately.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

At December 31, 2014 and September 30, 2015, the Company had interest rate swap agreements with an outstanding notional amount of $1,030,642 and $932,902, respectively. The fair value of these interest rate swaps outstanding at December 31, 2014 and September 30, 2015, amounted to a liability of $55,422 and a liability of $52,408, respectively and these are included in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between June 2018 and January 2021.
During the nine-month periods ended September 30, 2014 and 2015, the realized ineffectiveness on the interest rate swaps discussed under (a) above was a gain of $44 and a loss of $60, respectively and are included in Gain on derivative instruments, net in the accompanying consolidated statements of income.
During the nine-month period ended September 30, 2014, the Company terminated three interest rate derivative instruments and paid the counterparty breakage costs of $10,192 in aggregate and is reflected in the Swaps breakage costs in the accompanying 2014 consolidated statement of income.
The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Loss to earnings in respect of the settlements on interest rate swaps amounts to $25,623.
(b) Interest rate swaps that do not meet the criteria for hedge accounting: As of December 31, 2014 and September 30, 2015, the Company had interest rate swap agreements with an outstanding notional amount of $217,533 and $208,713, respectively for the purpose of managing risks associated with the variability of changing LIBOR-related interest rates. Such agreements did not meet hedge accounting criteria and, therefore, changes in its fair value are reflected in earnings. The fair value of these interest rate swaps at December 31, 2014 and September 30, 2015, was a liability of $18,509 and a liability of $14,545, respectively and these are included in Fair value of derivatives in the accompanying consolidated balance sheets. The maturity of these interest rate swaps range between February 2017 and August 2020.
(c) Foreign currency agreements: As of September 30, 2015, the Company was engaged in ten Euro/U.S. dollar forward agreements totaling $14,000 at an average forward rate of Euro/U.S. dollar 1.0883 expiring in monthly intervals up to February 2016.

As of December 31, 2014, the Company was engaged in nine Euro/U.S. dollar forward agreements totaling $22,500 at an average forward rate of Euro/U.S. dollar 1.273 expiring in monthly intervals up to September 2015.

The total change of forward contracts fair value for the nine-month period ended September 30, 2015, was a gain of $1,243 (loss of $698 for the nine-month period ended September 30, 2014) and is included in Gain on derivative instruments, net in the accompanying 2015 consolidated statement of income.

The Effect of Derivative Instruments for the nine-month periods ended September 30, 2014 and 2015

Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)		Location of Gain / (Loss) Recognized in Income on	Amount of Gain / (Loss) Recognized in Income on Derivative (Ineffective Portion)
	2014	2015	Derivative (Ineffective Portion)	2014	2015
Interest rate swaps	(5,531)	(26,339)	Gain on derivative instruments, net	44	(60)
Reclassification to Interest and finance costs	33,180	24,982		--	-
Total	27,649	(1,357)		44	(60)

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

Derivatives Not Designated as Hedging Instruments and ineffectiveness of Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Income on Derivative	Amount of Gain / (Loss) Recognized in Income on Derivative
		2014	2015
Non hedging interest rate swaps	Gain on derivative instruments, net	5,597	10,325
Ineffective portion of hedging interest rate swaps	Gain on derivative instruments, net	44	(60)
Forward contracts	Gain on derivative instruments, net	(698)	1,243
Total		4,943	11,508

19. Financial Instruments:

(a) Interest rate risk: The Company's interest rates and loan repayment terms are described in Note 10.
(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivable (included in current and non-current assets), investments in affiliates, equity securities, debt securities and derivative contracts (interest rate swaps and foreign currency contracts). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit rated financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company limits its exposure by diversifying among counterparties with high credit ratings. The Company limits its credit risk with accounts receivable, investments in affiliates and equity and debt securities by performing ongoing credit evaluations of its customers', affiliates' and investees' financial condition and generally does not require collateral for its accounts receivable.
(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The fair value of the interest rate swap agreements and the foreign currency agreements discussed in Note 18 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.
The fair value of the interest rate swap agreements discussed in Note 18(a) and (b) equates to the amount that would be paid by the Company to cancel the agreements. As at December 31, 2014 and September 30, 2015, the fair value of these interest rate swaps in aggregate amounted to a liability of $73,931 and $66,953, respectively.
The fair market value of the forward contracts discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2014 and September 30, 2015, amounted to a liability of $1,009 and an asset of $234, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date.

COSTAMARE INC.
        Notes to Unaudited Consolidated Financial Statements
        September 30, 2014 and 2015
        (Expressed in thousands of U.S. dollars, except share and per share data)

	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-liability position	(1,009)	-	(1,009)	-
Interest rate swaps-liability position	(73,931)	-	(73,931)	-
Total	(74,940)	-	(74,940)	-

	September 30, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward contracts-asset position	234	-	234	-
Interest rate swaps-liability position	(66,953)	-	(66,953)	-
Total	(66,719)	-	(66,719)	-

20. Comprehensive Income:

During the nine-month period ended September 30, 2014, Other comprehensive income increased with net gains of $33,841 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $5,531), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $33,180), (ii) the Net settlements on interest rate swaps qualifying for cash flow hedge associated with vessels under construction ($489), (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($77) and (iv) the amounts reclassified from net settlements on interest rate swaps qualifying for hedge accounting to Prepaid lease rentals ($6,604). During the nine-month period ended September 30, 2015, Other comprehensive income increased with net losses of $1,280 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $26,339), net of the settlements to net income of derivatives that qualify for hedge accounting (gain of $24,982) and, (ii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($77). During the nine-month periods ended September 30, 2014 and 2015, Comprehensive income amounted to $118,128 and $104,156, respectively.

21. Subsequent Events:

(a)
Declaration of Dividends (common stock): On October 1, 2015, the Company declared a dividend for the third quarter ended September 30, 2015, of $0.29 per share on our common stock, payable on November 4, 2015, to stockholders of record on October 21, 2015.

(b)
Declaration and Payment of Dividends (preferred stock Series B, Series C and Series D): On October 1, 2015, the Company declared a cash dividend of $953 or $0.476563 per share on its Series B Preferred Stock, a cash dividend of $2,125 or $0.531250 per share on its Series C Preferred Stock and a cash dividend of $2,188 or $0.546875 per share on its Series D Preferred Stock, to holders of record on October 14, 2015.

(c)
Vessel acquisition: In October 2015, pursuant to the Amended Framework Agreement with York, the Company agreed to acquire the 1998-built, 2,472 TEU containership Helgoland Trader for a price of $6.5 million. The Company holds a 49% equity percentage in the vessel owning entity. The vessel is expected to be delivered not later than April 30, 2016.

(d)
Investment in Affiliates: During October 2015, pursuant to the Framework Agreement, Costamare Ventures participated with 49% in the equity of Sykes Maritime Co. and Platt Maritime Co. who entered into shipbuilding contracts for the construction of two 3,800 TEU container vessels. Both newbuilds have been chartered upon their delivery in 2018.

(e)
Framework Agreement and Services Agreement: On November 2, 2015, the Company entered into the Framework Agreement with Costamare Shipping and the Services Agreement with Costamare Services, discussed in Note 3(a).